Filed by Barrick Gold Corporation
This communication is filed pursuant to
Rule 425 under the Securities Act of 1933, as amended.
Subject Company: Placer Dome Inc.
Commission File Number: 333-130864
Date: January 20, 2006

RECEPTION/ADMINISTRATIVE STAFF NOTE AND POTENTIAL Q&A
Welcome to Barrick
As you know, a majority of Placer Dome shareholders have accepted Barrick’s offer and Barrick has now acquired control.
You play an important role in communicating with our employees and external callers. There will be many questions and issues that will arise through the course of the integration of our two companies. To assist you in dealing with them, we have provided some initial guidance. You should not hesitate to contact your supervisor to discuss any questions that arise and ensure that you have the necessary information to fulfill your responsibilities.
You should continue to answer the phones as you have normally done in the past until otherwise advised.
Thank you for your efforts.
Common questions received during this initial transition period could include the following:

Isn’t this Placer Dome?	“On January 20, 2006, Barrick announced that a majority of Placer Dome’s shareholders have accepted Barrick’s offer. We are now part of the Barrick Gold group of companies. How can I help you?”
Who is in charge now?
“Barrick’s headquarters is in Toronto, Canada. We have started integrating our assets and people and are part of the combined company. Our local manager remains ___.” (Unless told otherwise, please assume that this is the case.)

I am a supplier, will I still get paid?
FYI — Although Placer Dome is part of the Barrick group of companies, it is business as usual for Placer Dome suppliers. People such as current suppliers should be routed to the normal way as you have done in the past. Policies and procedures remain the same until otherwise advised.

I am a supplier, who do I contact with questions?	FYI — Suppliers should continue to direct any questions to their existing points of contact at the mines and/or offices. There is further information on the Barrick website for suppliers.
Who do I contact if I have a question about my Placer Dome shares?
All shareholder inquires should be directed to Barrick’s Investor Relations department in Toronto at 416-307-7473 or toll free in North America 1-800-720-7415 or email: investor@barrick.com. For more information, you can check Barrick’s web site at www.barrick.com

If I haven’t tendered my shares, will I have an opportunity to do so?	“You should contact your broker about how to do that or contact Barrick’s Investor Relations department at 416-307-7473 or toll free in North America 1-800-720-7415 or email: investor@barrick.com”
I am a member of the media — to whom can I talk to answer some questions?	FYI — You should follow the established protocol at your site or office for handling calls from the media.

Important Notice
On November 10, 2005, Barrick filed with the US Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-10 which includes Barrick’s offer and take-over bid circular. On January 5, 2006, Barrick filed with the SEC a Registration Statement on Form F-10 which includes Barrick’s offer and take-over bid circular and the notice of variation and extension. On January 20, 2006 Barrick filed with the SEC an amended Registration Statement on Form F-10 which includes Barrick’s notice of extension and subsequent offering period. Investors and security holders are urged to read the disclosure documents filed by Barrick from time to time with the SEC regarding the proposed business combination transaction because they contain important information. The offer and take-over bid circular dated November 10, 2006 and the notice of variation and extension dated January 5, 2006 have been sent, and the notice of extension and subsequent offering period dated January 20, 2006 will be sent, to shareholders of Placer Dome Inc. Investors may also obtain a free copy of the offer and take-over bid circular, the notice of variation and extension dated January 5, 2006, the notice of extension and subsequent offering period dated January 20, 2006 and other disclosure documents filed by Barrick with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular and the other disclosure documents may also be obtained free of charge by directing a request to RBC Dominion Securities Inc. or Merrill Lynch Canada Inc., who are acting as Barrick’s Canadian dealer managers, RBC Capital Markets Corporation, or Merrill Lynch, Pierce, Fenner & Smith Incorporated, who are acting as Barrick’s U.S. dealer managers, or Kingsdale Shareholder Services Inc. for Canada (Toll Free 1-866-877-2571) or MacKenzie Partners, Inc. for the United States and other locations (Toll Free 1-800-322-2885) who are acting as Barrick’s Information Agents.